FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 4, 2006- Logan Resources Ltd. Completes Non Brokered C$500,000 Private Placement

2.

News Release dated May 10, 2006- Logan Resources Ltd. ESO/ LGR

3.

News Release dated May 26, 2006- Logan Resources Ltd. Stock Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  7 June, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

May 4, 2006	No. 06-11

LOGAN RESOURCES COMPLETES NON BROKERED C$500,000 PRIVATE PLACEMENT

Logan Resources Ltd. today announced it has closed a non-brokered private placement, as disclosed in news releases issued March 28, 2006 and April 6, 2006. This financing combined with the previously announced (April 26, 2006) $4 million financing ensure the Company is well financed to carry out its aggressive exploration programs on its Shell Creek, Heidi and Cheyenne properties in the Yukon Territory this summer.

The Company closed on the sale of 1,000,000 non-flow-through units at a price of $0.50 per non-flow-through unit (a “Unit”), for gross proceeds of $500,000.  Each Unit consists of one non-flow-through common share and one-half of one transferable warrant, each whole warrant entitling the holder to purchase one non-flow-through common share for 18 months at $0.70 per share.

The Company paid finder’s fee commissions, which consisted of 22,500 common shares and $6500.

The net proceeds from the sale of the Units will be used for working capital and for general exploration.  All securities are subject to a four-month hold period commencing from the date of closing.

Logan Resources Ltd. specializes in acquiring and developing early-stage exploration properties with potential to yield world-class deposits. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Wednesday, May 10, 2006	No. 06-12

URANIUM DISCOVERED ON LOGAN’S CARSWELL PROPERTY, ATHABASCA BASIN, SK

Logan Resources (TSX-V:LGR) today announced that it has received the results from a drill program conducted by ESO Uranium Corp. on Logan’s Carswell property in the uranium rich Athabasca Basin, Saskatchewan.

Two of the eight holes underlying the Gorilla Lake claims (18,661 acres) intersected uranium mineralization.  Drill hole CLU-01 intersected 0.46% U3O8 over 1.5 metres from 174.0 to 174.5 metres.  Drill hole CLU-07 intersected two zones of mineralization. One zone intersected 0.17% U3O8 over 7.0 metres from 153.0 to 160.0 metres, which included a 1 metre section of 0.82% U3O8. The second zone contained 0.20% U3O8 over 2.0 metres from 175.0 to 177.0 metres.

Five of the remaining six holes (CLU-02, CLU-03, CLU-04, CLU-05, CLU-08) did not intersect significant uranium mineralization and one hole (CLU-06) was abandoned.  However, the location and direction of those holes in addition to the two that hit provided valuable structural and lithological information that helped identify a virtually untested uranium structure and further defined the model. ESO Uranium has since traced that structure along surface for 700 metres.  This structure represents a prime target for a continued drill program that could commence after spring breakup.  ESO Uranium is earning a 50% interest in Logan’s property.

Seamus Young, President and CEO, said, “It is very encouraging to achieve positive results so early in a preliminary drill exploration program. We look forward to working with ESO Uranium to further expand this drill program and discover more about the mineralized zones on the property.”

SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan performed the sample preparation and uranium and multi-element analysis. The attached table below was prepared and provided by ESO Uranium Corp.  For context, the nearby Cluff Lake Mine produced a total of 62.5 million lbs  U3O8 with an average leach feed grade of about 0.9% U3O8.

Rob Beckett, P.Geo., ESO Uranium Corp. is the Qualified Person as defined by National Instrument 43-101 and is responsible for the technical content of this news release.

Logan Resources specializes in acquiring, exploring and developing early-stage Canadian properties with the potential to yield world-class deposits. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ESO Drill Results:
Gorilla Area, Cluff Project
Drill Hole	Azimuth	Dip	From	To	Length	U	U3O8
			metres	metres	metres	ppm	percent

CLU-01	290	-55	173.0	174.0	1.0	130	0.015
			174.0	174.5	0.5	337	0.040
			174.5	175.0	0.5	1250	0.147	0.463% U3O8 / 1.5 m
			175.0	175.5	0.5	10200	1.203
			175.5	176.0	0.5	102	0.012

CLU-07	200	-65	152.5	153.0	0.5	20	0.002
			153.0	153.5	0.5	955	0.113
			153.5	154.0	0.5	170	0.020	0.147% U308 / 1.5 m
			154.0	154.5	0.5	2600	0.307
			154.5	155.0	0.5	23	0.003
			155.0	155.5	0.5	151	0.018
			155.5	156.0	0.5	470	0.055
			156.0	156.5	0.5	77	0.009
			156.5	157.0	0.5	95	0.011
			157.0	157.5	0.5	500	0.059
			157.5	158.0	0.5	317	0.037	0.303% U3O8 / 3.0 m
			158.0	158.5	0.5	277	0.033
			158.5	159.0	0.5	8300	0.979	0.823% U3O8 / 1.0 m
			159.0	159.5	0.5	5660	0.667
			159.5	160.0	0.5	366	0.043
			160.0	161.0	1.0	27	0.003

			174.5	175.0	0.5	195	0.023
			175.0	175.5	0.5	5300	0.625
			175.5	176.0	0.5	850	0.100	0.201% U3O8 / 2.0 m
			176.0	176.5	0.5	410	0.048
			176.5	177.0	0.5	260	0.031
			177.0	177.5	0.5	55	0.006

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD. GRANTS INCENTIVE STOCK OPTIONS

May 26, 2006 - Logan Resources Ltd. (the “Company”) (TSX-V:LGR) today announced the grant of 500,000 incentive stock options to directors. The options are exercisable at $0.70 per share for a period of two years.  All securities issued pursuant to the options are subject to a four-month hold period.

Logan Resources Ltd. specializes in acquiring and developing early-stage exploration properties with potential to yield world-class deposits. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young, President

For Further Information Please Contact:
Mr. Seamus Young, President & CEO

Logan Resources Ltd.

T: 604-689-0299 E: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.